UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BASSETT FURNITURE INDUSTRIES, INCORPORATED

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

070203104

(CUSIP Number)

Bradley L. Hasselwander

Chief Executive Officer

Auto Services Company, Inc.

1793 HWY 201 N

Mountain Home, AR 72653

(870) 425-8330

Pierce G. Hunter

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	070203104

1	NAMES OF REPORTING PERSONS Auto Services Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,469(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,469(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,469(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes beneficial ownership of 464,469 shares of Common Stock, par value $5.00 per share (“Common Stock”).

(2) The ownership percentage set forth herein is calculated assuming a total of 8,828,751 shares of Common Stock of Bassett Furniture Industries, Incorporated (the “Issuer”) are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

CUSIP No.	070203104

1	NAMES OF REPORTING PERSONS ASC Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,469(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,469(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,469(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes beneficial ownership of 464,469 shares of Common Stock.

(2) The ownership percentage set forth herein is calculated assuming a total of 8,828,751 shares of Common Stock of the Issuer are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

CUSIP No.	070203104

1	NAMES OF REPORTING PERSONS Bradley L. Hasselwander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,469(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,469(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,469(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes beneficial ownership of 464,469 shares of Common Stock.

(2) The ownership percentage set forth herein is calculated assuming a total of 8,828,751 shares of Common Stock of the Issuer are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $5.00 per share (the “Common Stock”) of Bassett Furniture Industries, Incorporated, a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3525 Fairystone Park Highway, Bassett, Virginia 24055

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Auto Services Company, Inc., an Arkansas corporation (“ASC”), ASC Holding Company, Inc. (“ASC Holding”), an Arkansas corporation and the direct parent of ASC, and Bradley L. Hasselwander, a citizen of the United States and controlling stockholder of ASC Holding. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal address of each of the Reporting Persons is c/o Auto Services Company, Inc., 1793 HWY 201 N, Mountain Home, AR 72653.

(c) ASC is a vehicle warranty provider. ASC Holding operates primarily as a holding company for two vehicle warranty providers, one of which is ASC. Bradley L. Hasselwander is President and CEO of each of ASC and ASC Holding.

The directors and executive officers of each of ASC and ASC Holding are set forth below. Unless otherwise indicated, each individual’s business address is c/o Auto Services Company, Inc., 1793 HWY 201 N, Mountain Home, AR 72653.

Name	Principal Occupation

Bradley L. Hasselwander	President/CEO

Mary E. Sinor	Secretary

Bradley L. Hasselwander	Treasurer

Bradley L. Hasselwander	Director

Mary E. Sinor	Director

(d) During the last five years, none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bradley L. Hasselwander and each director and officer of a Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to acquire the securities described herein were obtained from the working capital of ASC.

ITEM 4. PURPOSE OF TRANSACTION.

ASC purchased the Common Stock disclosed herein (collectively, the “Shares”) based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to ASC, and the availability of Shares or other securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares or other securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with representatives of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, changes to the capitalization, ownership structure, operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)  The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of each cover page hereto is incorporated by reference. ASC is the beneficial owner of 464,469 shares of Common Stock, constituting approximately 5.3% of outstanding Common Stock. Because it is the parent holding company of ASC, ASC Holding may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all Shares beneficially owned by ASC. Because he is the controlling stockholder of ASC Holdings, Bradley L. Hasselwander may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all Shares beneficially owned by ASC. The foregoing ownership percentage is calculated assuming a total of 8,828,751 shares of Common Stock of the Issuer are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c)  Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows, all of which were effected and held by ASC through open market purchases:

Date Acquired	Amount of Shares Purchased	Class of Securities	Per Share Price
2024-05-02	5,305	Common Stock	$13.89
2024-05-01	25	Common Stock	$13.98
2024-05-01	9,670	Common Stock	$13.99
2024-04-29	200	Common Stock	$13.61
2024-04-29	168	Common Stock	$13.98
2024-04-29	58	Common Stock	$13.93
2024-04-29	330	Common Stock	$13.97
2024-04-29	201	Common Stock	$14.00
2024-04-29	628	Common Stock	$13.59
2024-04-29	641	Common Stock	$13.60
2024-04-29	195	Common Stock	$14.00
2024-04-29	155	Common Stock	$13.80
2024-04-29	854	Common Stock	$14.00
2024-04-29	103	Common Stock	$13.65
2024-04-29	177	Common Stock	$13.78
2024-04-29	312	Common Stock	$14.00
2024-04-29	667	Common Stock	$13.57
2024-04-29	226	Common Stock	$13.74
2024-04-29	657	Common Stock	$13.99
2024-04-29	200	Common Stock	$13.69
2024-04-29	300	Common Stock	$14.00
2024-04-29	110	Common Stock	$13.92
2024-04-29	2,491	Common Stock	$14.00
2024-04-29	300	Common Stock	$13.61
2024-04-29	100	Common Stock	$13.53
2024-04-29	314	Common Stock	$13.58
2024-04-29	2,264	Common Stock	$13.63
2024-04-29	1	Common Stock	$14.00
2024-04-29	100	Common Stock	$14.00
2024-04-29	100	Common Stock	$13.86
2024-04-29	1	Common Stock	$13.99
2024-04-29	1	Common Stock	$13.94
2024-04-29	37	Common Stock	$13.72
2024-04-29	100	Common Stock	$13.72
2024-04-29	31	Common Stock	$13.77
2024-04-29	49	Common Stock	$13.67
2024-04-29	36	Common Stock	$13.70
2024-04-29	8	Common Stock	$13.73
2024-04-29	100	Common Stock	$13.55
2024-04-29	200	Common Stock	$13.56
2024-04-29	800	Common Stock	$13.40
2024-04-29	100	Common Stock	$13.41
2024-04-29	64	Common Stock	$13.51
2024-04-29	100	Common Stock	$13.60
2024-04-29	100	Common Stock	$13.41
2024-04-29	100	Common Stock	$13.47
2024-04-29	100	Common Stock	$13.38
2024-03-26	6,442	Common Stock	$14.99
2024-03-26	18	Common Stock	$14.98
2024-03-26	271	Common Stock	$14.96
2024-03-26	138	Common Stock	$14.93
2024-03-26	10	Common Stock	$14.86
2024-03-26	214	Common Stock	$14.92
2024-03-26	100	Common Stock	$14.93
2024-03-26	421	Common Stock	$14.94
2024-03-26	34	Common Stock	$14.90
2024-03-25	1,065	Common Stock	$14.92
2024-03-25	1,529	Common Stock	$14.97
2024-03-25	68	Common Stock	$14.96
2024-03-25	3	Common Stock	$14.95
2024-03-25	112	Common Stock	$14.89
2024-03-25	10	Common Stock	$14.85
2024-03-25	583	Common Stock	$14.90
2024-03-15	15	Common Stock	$14.91
2024-03-15	6	Common Stock	$14.97
2024-03-15	100	Common Stock	$14.88
2024-03-15	27	Common Stock	$14.93
2024-03-15	400	Common Stock	$14.87
2024-03-15	53	Common Stock	$14.90
2024-03-15	1,356	Common Stock	$14.88
2024-03-15	232	Common Stock	$14.78
2024-03-15	201	Common Stock	$14.94
2024-03-15	9	Common Stock	$14.98
2024-03-15	17	Common Stock	$14.92
2024-03-15	100	Common Stock	$14.89
2024-03-15	11,782	Common Stock	$14.99
2024-03-15	699	Common Stock	$14.89
2024-03-15	3	Common Stock	$14.95
2024-03-12	5,000	Common Stock	$15.17
2024-03-07	9,981	Common Stock	$15.41

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

This filing includes the following exhibit:

Exhibit 1:         Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2024

AUTO SERVICES COMPANY, INC.

By:	/s/ Bradley L. Hasselwander
Name:	Bradley L. Hasselwander
Title:	President and CEO

ASC HOLDING COMPANY, INC.

By:	/s/ Bradley L. Hasselwander
Name:	Bradley L. Hasselwander
Title:	President and CEO

/s/ Bradley L. Hasselwander
Bradley L. Hasselwander